Petrus Resources Corporation
3211 Ocean Drive
Vero Beach , Florida 32963

Jan. 17, 2012
Bridgette Lippmann
Special Counsel
Mara L. Ransom
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Petrus Resources Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed November 12, 2011
File No. 333-176879

Dear Ms. Lippmann,

This amendment is being filed to correct a couple of numerical errors at the beginning of the amendment.  I guess Firday the 13th got us.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Petrus Resources Corporation